UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-12944

CUSIP NUMBER 989855101

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D

         ☐ Form N-SAR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ZYGO CORPORATION
Full Name of Registrant

Former Name if Applicable

Laurel Brook Road
Address of Principal Executive Office (Street and Number)

Middlefield, Connecticut 06455
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Zygo Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2013 (the “Form 10-Q”) by the original prescribed due date without unreasonable effort or expense for the reasons described below.

As has been disclosed in the Company’s prior SEC filings, and in the earnings press release issued by the Company on February 6, 2014 and filed as an exhibit to the Form 8-K filed with the SEC on February 7, 2014, the Company has been undergoing a review of its deferred tax asset and liability accounts, with the assistance of third party advisors.  This undertaking is being done in connection with the Company’s efforts to demonstrate remediation of the material weakness in accounting for income taxes reported in the Company’s Form 10-K for the year ended June 30, 2013.  This ongoing review cannot be completed in time to enable the Company to file its Form 10-Q by the original prescribed due date of February 10, 2014.  The Company expects to be able to file the Form 10-Q on or before February 18, 2014 (the permitted filing date, inclusive of the extension provided by this Form 12b-25). The Form 10-Q is not expected to include any significant changes to the financial information included in the earnings press release issued by the Company on February 6, 2014.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John P. Jordan	(860)	347-8506
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes☐ No☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ZYGO CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 10, 2014	By: /s/ John P. Jordan
John P. Jordan
Vice President, Chief Financial Officer and Treasurer